UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Schedule TO
Amendment No. 3
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Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934
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LifeVantage Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
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Common Stock, par value $0.001 per share
(Title of Class of Securities)
53222K 10 6
(CUSIP Number of Class of Securities)
Rob Cutler, Esq.
General Counsel
9815 South Monroe Street, Suite 100
Sandy, Utah 84070
(801) 432-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)
_______________________________________
With a copy to:
Kirt W Shuldberg, Esq.
Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real, Suite 200
San Diego, California 92130
(858) 720-8900
_______________________________________
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$40,000,000.00	$5,456.00

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $40,000,000 in aggregate shares of common stock of LifeVantage Corporation at purchase price not greater than $2.80 per share and not less than $2.45 per share in cash.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,456.00	Filing Party: LifeVantage Corporation
Form or Registration No.: Schedule TO-I	Date Filed: September 24, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2013, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on September 27, 2013, as further amended and supplemented by Amendment No. 2 thereto filed with the SEC on October 18, 2013 (as amended, the “Schedule TO”), by LifeVantage Corporation, a Colorado corporation (the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO is filed in connection with the Company’s offer to purchase for cash up to $40,000,000 of shares of its common stock, par value $0.001 per share (collectively the “Shares”) (or a lower amount if not enough Shares are properly tendered and not properly withdrawn to allow us to purchase $40,000,000 of Shares) at a price not greater than $2.80 nor less than $2.45 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2013 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.
All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, and as more particularly set forth below.
This Amendment No. 3 is filed to incorporate the press release dated October 28, 2013 which announced the preliminary results of the Offer.
ITEM 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented as follows:
On October 28, 2013, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m. New York City time on Friday, October 25, 2013. Based upon preliminary results, the Company expects to accept for purchase an aggregate of 16,326,530 Shares at a purchase price of $2.45 per Share, for an aggregate cost of approximately $40 million. These Shares represent approximately 13.9% of the Shares outstanding as of September 13, 2013.
The depositary informed the Company that 20,652,144 shares of the Company’s common stock were properly tendered and not properly withdrawn at or below the purchase price of $2.45 per share, including 1,927,334 shares that were tendered through notices of guaranteed delivery. Based on the depositary’s preliminary count, the preliminary proration factor for the tender offer is approximately 79.05%.
The number of Shares to be purchased, the price per Share and the proration factor are preliminary and are subject to verification by the Depositary and are subject to change for a number of reasons, including if some or all of the Shares tendered through notices of guaranteed delivery are not delivered within the applicable three trading day settlement period. The actual number of Shares to be purchased, the final price per Share and the final proration factor will be announced following the expiration of the guaranteed delivery period and completion by the Depositary of the confirmation process. Payment for the Shares accepted for purchase under the Offer is currently anticipated to occur on or about November 1, 2013. Any Shares tendered and not purchased will be returned to the tendering shareholders promptly thereafter.
A copy of the press release is filed as Exhibit (a)(5)(E) to this Amendment and is incorporated herein by reference.
ITEM 12. Exhibits.
The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit Number	Description
(a)(5)(E)	Press Release issued by the Company on October 28, 2013.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013	LIFEVANTAGE CORPORATION By: /s/ Rob Cutler Name: Rob Cutler Title: General Counsel